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03050471

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l Road Dynamics Inc.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3899 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/8/03

82-3899

kpmg

03 MAY -1 AM 7:21

ARIS
11-30-02

Consolidated Financial Statements of

INTERNATIONAL ROAD DYNAMICS INC.

Years ended November 30, 2002 and 2001



KPMG LLP
Chartered Accountants
600 - 128 Fourth Avenue South
Saskatoon SK S7K 1M8

Telephone (306) 934-6200
Telefax (306) 934-6233
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Road Dynamics Inc. as at November 30, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Saskatoon, Canada

January 22, 2003

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheets

November 30, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash	$ 356,101	$ 395,657
Accounts receivable (note 2)	11,421,998	12,376,268
Investment tax credits recoverable	1,689,000	2,114,000
Inventory	2,063,418	1,682,386
Prepaid expenses and deposits	86,371	263,882
	15,616,888	16,832,193
Deferred project costs	153,560	458,766
Capital assets (note 3)	3,775,543	2,424,623
Intangible assets (note 4)	355,390	417,732
	$ 19,901,381	$ 20,133,314
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term loans (note 5)	$ 133,332	$ 2,304,602
Accounts payable and accrued liabilities	2,613,596	2,608,315
Current income taxes payable	25,500	–
Deferred revenue	328,000	497,000
Current portion of long-term debt (note 6)	100,000	200,000
Future income taxes (note 7)	1,698,000	2,129,500
	4,898,428	7,739,417
Deferred revenue	674,679	577,886
Long-term debt (note 6)	1,243,629	539,629
Future income taxes (note 7)	95,000	137,000
Shareholders' equity:		
Share capital (note 8)	11,636,948	11,114,860
Retained earnings	1,352,697	24,522
	12,989,645	11,139,382
	$ 19,901,381	$ 20,133,314

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Terry Bergan" Director

"Ray Harris" Director

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Earnings and Retained Earnings

Years ended November 30, 2002 and 2001

	2002	2001
Sales	$ 29,042,906	$ 28,394,046
Cost of sales	18,799,549	18,689,171
	10,243,357	9,704,875
Administrative and marketing expenses	6,587,331	5,419,097
	3,656,026	4,285,778
Research and development (note 9)	775,471	906,315
Earnings before other expenses (income)	2,880,555	3,379,463
Other expenses (income):		
Amortization	647,393	553,005
Interest and bank charges	153,632	194,688
Interest on long-term debt	63,548	75,100
Investment tax credits recovered	–	(936,500)
Interest and other income	(71,078)	(112,037)
	793,495	(225,744)
Earnings before provision for income taxes	2,087,060	3,605,207
Provision for income taxes (note 7)		
Current	1,225,500	–
Future (recovery)	(473,500)	1,605,000
	752,000	1,605,000
Net earnings	1,335,060	2,000,207
Retained earnings (deficit), beginning of year	24,522	(1,944,948)
Redemption price of shares in excess of book value	(6,885)	(30,737)
Retained earnings, end of year	$ 1,352,697	$ 24,522
Earnings per share (note 10)		
Basic	$ 0.10	$ 0.16
Diluted	$ 0.10	$ 0.15

See accompanying notes to consolidated financial statements.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Cash Flows

Years ended November 30, 2002 and 2001

	2002	2001
Cash flows from (used in):		
Operations:		
Net earnings:	$ 1,335,060	$ 2,000,207
Items not involving cash:		
Amortization of capital and intangible assets	647,393	553,005
Amortization of deferred project costs	305,206	174,882
Common shares issued for expenses (note 8)	56,384	101,008
Provision for future income taxes	(473,500)	1,605,000
Change in non-cash working capital:		
Accounts receivable	954,270	(875,782)
Investment tax credits recoverable	425,000	(1,231,500)
Inventory	(381,032)	(297,528)
Prepaid expenses and deposits	177,511	7,538
Accounts payable and accrued liabilities	5,281	(396,438)
Current income taxes payable	25,500	–
Deferred revenue	(72,207)	291,684
	3,004,866	1,932,076
Financing:		
Short-term loans	(2,171,270)	(344,780)
Increase in long-term debt	813,206	26,866
Repayment of long-term debt	(209,206)	(367,544)
Common shares issued	486,440	125,579
Repurchase of share capital	(27,621)	(352,130)
	(1,108,451)	(912,009)
Investing:		
Additions to capital assets	(1,924,195)	(743,525)
Additions to intangible assets	(11,776)	(18,923)
	(1,935,971)	(762,448)
Increase (decrease) in cash	(39,556)	257,619
Cash, beginning of year	395,657	138,038
Cash, end of year	$ 356,101	$ 395,657
Supplemental cash flow disclosure:		
Interest paid	$ 214,791	$ 276,695

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, disclósure of contingent assets and liabilities and revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

(a) Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiary, Michigan Road Dynamics, Inc. All significant inter-company accounts and transactions have been eliminated.

(b) Cash:

Cash consists of balances with financial institutions which have an original term to maturity of three months or less.

(c) Revenue recognition:

Revenue from contract projects is recorded on the percentage of completion basis.

The Company makes estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

Revenue which relates to service obligations extending beyond one year is deferred and recorded as a liability on the balance sheet. This revenue is recognized in the period during which the service is provided.

(c) Inventory:

Inventory is valued at the lower of cost and net realizable value.

(d) Deferred project costs:

Deferred project costs represent costs incurred for which the revenue will be earned in future years. The costs have been recorded as deferred project costs on the balance sheet and will be recorded as cost of sales on the statement of earnings in the year the related revenue is earned.

(e) Amortization:

Amortization is computed over the expected useful lives of the assets at 5% on building, 20% and 25% on office equipment and manufacturing equipment respectively, 30% on automotive and computer equipment and 100% on computer software based on the declining balance method. In the year of acquisition one-half of the normal rate is taken on net additions.

1. Significant accounting policies - continued:

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated using the approximate rate of exchange on the date of the transactions. The resulting gains or losses are included in the statements of earnings.

(g) Intangible assets:

Intangible assets are amortized on a straight-line basis over a period of ten to fifteen years based on the expected future lives of the assets. A half year amortization is taken for additions in the first half of the year and additions in the second half of the year are not amortized until the following year.

The carrying value of intangible assets is periodically assessed by management and if management determines that the carrying value can not be recovered from future cash flows the unrecoverable amount is written off against current earnings.

(h) Research and development costs:

The Company expenses research and development costs during the year in which they are incurred. Research and development tax credits are recognized in earnings when the Company has reasonable assurance that they will be utilized.

(i) Warranty costs:

The Company provides for future warranty costs based on management's estimate of future warranty liabilities. These estimates are subjective and actual warranty costs may vary from amounts estimated. Actual costs incurred are charged against the provision for future warranty costs.

(j) Future income taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k) Stock based compensation:

The Company has a stock based compensation plan, which is described in note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital.

1. Significant accounting policies - continued:

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed using the treasury stock method, which is similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised at the beginning of the year and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Accounts receivable:

	2002	2001
Trade receivables	$ 9,145,097	$ 5,816,198
Unbilled revenue	2,100,535	6,283,757
Other	176,366	276,313
	$ 11,421,998	$ 12,376,268

Unbilled revenue represents the excess of contract costs and estimated gross profits recognized over billings to date.

3. Capital assets:

		2002		2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 275,000	$ –	$ 275,000	$ 275,000
Buildings	2,472,897	237,533	2,235,364	1,046,326
Office equipment	715,997	397,227	318,770	196,841
Automotive	1,105,605	636,847	468,758	459,082
Computer equipment	888,825	568,838	319,987	305,335
Computer software	469,411	397,322	72,089	46,355
Manufacturing equipment	250,012	164,437	85,575	95,684
	$ 6,177,747	$ 2,402,204	$ 3,775,543	$ 2,424,623

4. Intangible assets:

		2002		2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 660,733	$ 411,682	$ 249,051	$ 309,375
Patent costs	209,702	103,363	106,339	108,357
	$ 870,435	$ 515,045	$ 355,390	$ 417,732

5. Short-term loans:

	2002	2001
Bank credit facility. Authorized to a maximum of $3.5 million with interest at bank prime plus 1% and secured by a general security agreement on all the assets of the Company.	$ –	$ 1,984,433
Bank term loan repayable in monthly installments of $16,667 plus interest at bank prime plus 1.25% and secured by a general security agreement on all the assets of the Company.	133,332	–
Bank term loan repayable in monthly installments of $62,500 plus interest at bank prime plus 1.1% and secured by a general security agreement on all the assets of the Company.	–	62,500
Revolving project financing. Authorized to a maximum of $1.2 million with interest at bank prime plus 3% and secured by a first charge on certain accounts receivable and certain unbilled revenue and a second charge on all remaining assets of the Company.	–	257,669
	$ 133,332	$ 2,304,602

6. Long-term debt:

	2002	2001
Royal Bank mortgage:		
Mortgage repayable in monthly installments of $11,381 including interest at a fixed rate of 6.733%. Secured by first charge on the building and a general security agreement. Due August 1, 2007.	$ 1,282,285	$ –
Mortgage repayable in monthly installments of $5,461 including interest at a fixed rate of 7.31%. Secured by first charge on the building.	–	501,797
Royal Bank computer loan:		
Term loan repayable in monthly installments of $4,025 including interest at bank prime. Secured by a general security agreement.	–	31,430
Saskatchewan Opportunities Corporation:		
Term loan repayable in monthly installments of $8,333 plus interest at a fixed rate of 9.75%. Secured by a general security agreement. Due February 1, 2003.	25,664	128,732
Ford Credit:		
Loans repayable in 35 monthly installments of $1,880 including interest at a fixed rate of 3.9%. Secured by specific charge on certain automotive equipment.	26,555	55,557
Chrysler Financial Company LLC:		
Loans repayable in 60 monthly installments of $800 including interest at a fixed rate of 10%. Secured by specific charge on certain automotive equipment.	9,125	22,113
	1,343,629	739,629
Less current portion	100,000	200,000
	$ 1,243,629	$ 539,629

6. Long-term debt - continued:

The following represents the expected aggregate principal payments over the next five years:

2003	$	100,000
2004		65,200
2005		62,700
2006		63,300
2007		1,052,429
	$	1,343,629

7. Income taxes:

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 43% (2001 - 45%) to pretax earnings as a result of the following:

		2002		2001
Net earnings before provision for income taxes	$	2,087,060	$	3,605,207
Computed "expected" tax expense		897,000		1,622,000
Increase (reduction) in income taxes resulting from:				
Non-deductible expenses		175,000		102,000
Manufacturing and processing profits deduction		(155,000)		(50,000)
Large corporations tax		13,000		–
Reduction due to corporate tax rate changes		(178,000)		(69,000)
	$	752,000	$	1,605,000

7. Income taxes - continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2002	2001
Future income tax assets:		
Current:		
Share issue costs	$ –	$ 3,200
Unclaimed research and development–		1,533,300
	–	1,536,500
Non-current capital loss carryforwards	102,000	152,500
Less valuation allowance	(102,000)	(152,500)
	–	–
	–	1,536,500
Future income tax liabilities:		
Current:		
Unbilled revenues	(885,000)	(2,744,000)
Investment tax credits	(748,000)	(922,000)
Deferred project costs	(65,000)	–
	(1,698,000)	(3,666,000)
Non-current capital and intangible assets	(95,000)	(137,000)
	(1,793,000)	(3,803,000)
Net future income tax liability	$ (1,793,000)	$ (2,266,500)

At November 30, 2002 the Company has $470,000 of allowable capital losses available to reduce taxes on future capital gains.

At November 30, 2002 the Company has recognized investment tax credits of $1,689,000 as a result of its research and development activities. The Company has recognized $775,000 of these tax credits in the current year (2001 - $1,231,500).

8. Share capital:

(a) Authorized and issued capital:

	2002	2001
Common voting shares. Authorized an unlimited number of shares, issued 13,657,796 shares (12,861,646 shares issued at November 30, 2001)	$ 11,636,948	$ 11,114,860

(b) Share transactions:

The Company had the following common share transactions during the 2002 and 2001 fiscal years:

	Number of shares	$ Amount
Balance, November 30, 2000	12,938,218	$ 11,209,666
Shares issued in exchange for expenses	100,362	101,008
Shares issued for employee stock options exercised	192,266	125,579
Shares repurchased and returned to treasury	(369,200)	(321,393)
Balance, November 30, 2001	12,861,646	$ 11,114,860
Shares issued in exchange for expenses	42,183	56,384
Shares issued for employee stock options exercised	778,067	486,440
Shares repurchased and returned to treasury	(24,100)	(20,736)
Balance, November 30, 2002	13,657,796	$ 11,636,948

8. Share capital - continued:

(c) Options:

Under the terms of a stock option plan approved by the shareholders in May, 1997 and amended in 1998, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. At November 30, 2002, 1,569,332 (2001 – 1,596,832) options remain available to be granted. Stock options become exercisable at dates determined by the Compensation Committee of the Board of Directors.

At November 30, 2002, the following stock options to directors, officers, employees and others were outstanding:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at November 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2002	Weighted-Average Exercise Price
$ 0.60 – 1.00	199,000	0.86	$0.85	199,000	$0.85
$ 1.01 – 1.50	378,500	1.52	$1.22	280,167	$1.19
$ 1.51 – 1.60	342,000	2.04	$1.56	138,667	$1.56
	919,500			617,834	

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable	Weighted Average Exercise Price
Outstanding, November 30, 2000	1,799,000	$ 1.22
Options granted	489,000	1.05
Options exercised	(192,266)	0.65
Options expired and cancelled	(325,667)	2.03
Outstanding, November 30, 2001	1,770,067	1.08
Options granted	459,000	1.51
Options exercised	(778,067)	0.63
Options expired and cancelled	(531,500)	1.87
Outstanding, November 30, 2002	919,500	1.27

Outstanding options expire between March 20, 2003 and November 30, 2005.

8. Share capital - continued:

(d) Shareholders' rights plan:

The Company adopted a Shareholder Rights Plan (the "Plan"), which was approved by the shareholders at its annual meeting held on April 23, 1998. The Plan was established to deter coercive take-over tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Plan provides the Board of Directors and the shareholders of the Company with more time to fully consider any unsolicited takeover bid for the Company, and more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, the Company will distribute one right in respect of each common share. The rights become exercisable eight trading days after the first public announcement of the acquisition of 20% of the common shares of the Company by any person or the announcement of a person's intention to commence a take-over bid, other than a "permitted bid" which would result in such person acquiring 20% of the Company's common shares. Each right may be exercised at a price of $20 to purchase that number of common shares of the Company which have a market value equal to two times the exercise price of the rights.

The requirements of a "permitted bid" include the following:

- the bid must be made by take-over bid circular to all holders of the Company's common shares;
- the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;
- the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and
- if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

The Plan had an initial term of three years. The Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years. At the Company's annual meeting held on May 16, 2001, the shareholders approved the extension of the Plan for a further three years. The extended Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the extended Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years.

8. Share capital - shareholders' rights plan - continued:

(e) Normal Course Issuer Bid:

On November 23, 2001, the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 1, 2001 to November 30, 2002 for the purchase and cancellation of up to 600,000 common shares, representing 4.7% of the shares then outstanding. During the year, 24,100 shares were repurchased under this program at a cost of $27,621. The excess of the repurchase cost of these shares over their average book value was charged to retained earnings.

On November 23, 2002 the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 2, 2002 to December 1, 2003 for the purchase and cancellation of up to 600,000 common shares, representing 4.48% of the shares then outstanding.

9. Research and development:

	2002	2001
Research and development expenditures	$ 1,552,568	$ 1,201,315
Less grants and investment tax credits	777,097	295,000
	$ 775,471	$ 906,315

10. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2002	2001
Net earnings	$ 1,335,060	$ 2,000,207
Weighted average number of common shares outstanding:		
Basic	13,178,740	12,778,775
Effect of stock options	432,339	428,340
Diluted	13,611,079	13,207,115
Earnings per share:		
Basic	$ 0.10	$ 0.16
Diluted	$ 0.10	$ 0.15

Share options to purchase 382,000 common shares at $1.45 to $1.60 per share were outstanding in 2002 (2001 – 669,000 common shares at $1.18 to $2.75 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

11. Financial instruments:

(a) Foreign currency exchange risk:

The Company contracts the majority of sales in U.S. dollars. In order to manage exposure related to Canada/U.S. exchange rates, the Company from time to time enters into forward foreign exchange contracts. At November 30, 2002 and at November 30, 2001, the Company had no open forward foreign exchange contracts.

(b) Credit risk:

Accounts receivable include amounts due from customers in both the government and private industry sectors which are subject to normal industry credit risks. Government accounts are considered secure and are normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Additionally, export sales to non-government customers are insured to the extent of 90% of the invoiced amount. The cost of this insurance is included in the statement of earnings.

(c) Fair value of financial assets and liabilities:

The carrying amounts of the Company's financial assets and liabilities including cash, accounts receivable, accounts payable and accrued liabilities and current income taxes payable, approximate fair value due to the short-term maturity of these items.

The fair value of the short-term loans and long-term debt approximates the carrying amounts due to recent negotiations or variable rates based on prime.

12. Segmented information:

The Company operates in one industry segment, the Intelligent Transportation Systems industry, which involves the engineering, software development, manufacturing and integration of products and systems to highway departments and industry to improve the efficiency of traffic flows.

The Company had sales in the following geographic areas:

	2002	2001
Canada	$ 2,186,130	$ 1,118,675
United States	22,900,384	25,921,804
Overseas	3,956,392	1,353,567
	$ 29,042,906	$ 28,394,046

13. New accounting pronouncements:

(a) *Stock-based compensation:*

Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services. The standard sets out a fair value based method of accounting, which is required for certain, but not all, stock-based transactions including awards granted to non-employees. For all other types of awards the enterprise may elect not to apply the fair value based method as a matter of policy. Management will review the impact of the transitional provisions of Section 3870 for purposes of applying this Section effective December 1, 2002 to its share option plan.

(b) Hedging relationships:

Effective December 1, 2003, the Company will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships, that establishes new criteria for hedging relationships in effect on or after December 1, 2003. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company does not believe that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

(c) Impairment of long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, Impairment of Long-Lived Assets. Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standard, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value.

The new accounting recommendations contained in Handbook section 3063 are required to be applied for fiscal years beginning on or after April 1, 2003. The Company does not believe that the adoption of these recommendations will have a material impact on its consolidated financial statements.

03 MAY -1 AM 7:21

April 28, 2003

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

Re: International Road Dynamics Inc. (the "Company")
Annual Financial Statements
Period Ending November 30, 2002

We confirm that the annual financial statements of the Company were sent by prepaid first class mail to all of the registered members of the Company on April 17, 2003.

Yours truly,

International Road Dynamics Inc.

Per: "Gordon S. Wyant" (signed)

Gordon S. Wyant, Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission

03 MAY -1 AM 7:21

Management's Discussion & Analysis of Operating Results
For The Year Ended November 30, 2002

Overview

International Road Dynamics Inc. is a supplier of products and services to the Intelligent Transportation industry. The core strength of the Company is its ability to utilize a variety of technologies, including the Company's patented weigh-in-motion technology, to detect, classify and weigh vehicles at highway speed. This allows the Company to deliver computer automated systems to improve the operations of truck weigh stations, highway data collection systems, and toll road systems. Following is a breakdown of the Company's revenues by market sector for the last four years:

	2002	2001	2000	1999
	(000's)			
Weigh Station systems	10,523	14,919	14,267	10,793
Data Collection systems and products	9,122	9,041	6,965	3,553
Safety systems	1,728	664	903	578
Toll systems	2,240	510	1,357	990
Service	5,430	3,260	2,991	3,057
	29,043	28,394	26,483	18,971

The Company's revenues are derived from selling integrated systems, products, engineering services, and maintenance. Over seventy percent of revenues are from the supply and installation of integrated systems. These systems are made up of a combination of the Company's proprietary hardware and software technology, custom engineering, installation and setup services, OEM equipment such as variable message signs, cameras and automatic vehicle identification readers, and construction and electrical services, which are subcontracted.

Operating Results

International Road Dynamics Inc. recorded revenues of $29,042,906 in 2002, compared to $28,394,046 in revenues in 2001. Net operating earnings were $2,880,555 before interest, amortization, other income, and taxes. Earnings after including these items were $1,335,060 or $0.10 per share, basic and diluted, in 2002. In 2001 the operating earnings were $3,379,463 before interest, amortization, other income and taxes, and net income was $2,000,207 or $0.16 per share ($0.15 diluted).

The impact of a weaker economy in 2002, particularly in the United States, was reflected in IRD's sales mix of products and services. Large scale projects, of which weigh stations often form a component, were subject to delays in 2002 and as a result revenues from that market sector were down by almost 30% compared to 2002. However revenues from existing and new service contracts increased in 2002, as did revenues from data collection systems and products, toll road systems and safety systems. This resulted in increased sales of IRD's proprietary products in 2002 and larger revenues from service work. Resale of OEM products and subcontracted construction work, which is a component of IRD's integrated weigh station systems and which is typically passed through at low margins, declined in 2002 by over 30% and comprised 19% of total sales in 2002 compared to 28% in 2001. This product mix change helped increase overall corporate gross margin from 34.2% in 2001 to 35.3% in 2002.

Following is a breakdown of the Company's sales for the past four years by geographic segment:

	2002	2001	2000	1999
	(000's)			
Canada	2,186	1,119	1,426	1,445
United States	22,900	25,922	23,005	14,242
Offshore	3,957	1,353	2,052	3,284
	29,043	28,394	26,483	18,971

Although most of the Company's revenues are derived from export markets, the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

The weaker economies in 2002 were most noticed in the U.S. market and resulted in a 12% drop in sales into that market. However, sales in Canada increased to $2.2 million in 2002 as a result of orders for new automated weigh stations in New Brunswick and British Columbia. Offshore sales increased to almost $4 million. One half of the offshore sales were into Colombia as IRD continues to be a primary toll systems provider in that country. IRD's weigh-in-motion system was introduced into Mexico in 2002 in an ocean port control application. Our recently established liaison office in India generated over $800,000 in revenues from the southeast Asia market in 2002.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by $1,168,234 in 2002; to $6,587,331, or 22.7% of sales from $5,419,097 or 19.1% of sales in 2001. Several factors lead to this increase in costs. Staff was increased in both the marketing and administration departments in 2001 and 2002. On the marketing side these increases were the result of our investment in new opportunities with the expansion of our offering to include construction safety zone and driver management systems. In response to increased opportunities for our systems in offshore markets, we also increased our investment in our international sales efforts. Sales commission expense also increased in 2002 as a result of increased offshore sales and the introduction of the new driver management system product which is primarily marketed by an outside commission based sales network.

On the administration side, staff were hired in 2001 and 2002 to improve the administration of network systems, quality systems and accounting systems. This is necessary to support the Company's expanding operations and offerings. Other notable increases in overhead in 2002 include insurance premiums as a result of added assets and liability exposure combined with general market premium rate increases; and telephone and utility costs related to the building addition. Overhead expenses have been and will continue to be monitored closely to ensure that they are appropriate in capturing the opportunities available to IRD and they are in line with the operating size of the Company.

Net expenditures on research and development were $775,471 in 2002 compared to $906,315 net expenditures in 2001. These amounts are net of recorded investment tax credits of $775,000 in 2002 compared to $295,000 in 2001. Gross expenditures on research and development in 2002 were $1,550,471 which is a 29% increase over expenditures in 2001. In 2002 the Company continued product and system development programs aimed at lowering system production and installation costs. New initiatives in 2002 included an integrated driver management system utilizing the Siemens VDO in vehicle on board computer and multiple data extraction solutions; and new work zone advisory systems that provide travel information and even vary work zone speeds based upon traffic conditions.

The increase in recorded investment tax credits earned in 2002 is a result of an increase in the recovery rate for both 2001 and 2002.

Amortization

Amortization charges in 2002 were $647,393 compared to $553,005 in 2001. Larger additions than normal to software purchases in both 2001 and 2002, which are written off over two years, as well as amortization on the building addition this year, is the reason for the increase in 2002 amortization expense.

Interest Expenses

Interest charges decreased in 2002 to $217,180 from $269,788 in 2001 as the Company continued to decrease use of its bank credit facilities in the 2002 fiscal year. In the third quarter of 2002 the mortgage on the Company's head office was increased to finance part of the building expansion. This increased long-term debt interest charges in the fourth quarter and will result in higher long-term debt interest charges in the 2003 fiscal year.

Income Taxes

As a result of general income tax rate reductions in 2002 and an increase in operations qualifying for manufacturing rate reductions, the Company reduced its provision for future income taxes by $473,500 in 2002. This resulted in an income tax provision in 2002 of $752,000 compared to $1,605,000 in the 2001 fiscal year.

Going forward, the Company has booked estimated future tax liabilities at a rate of 42%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2002 before reflecting changes in other working capital accounts was $1.9 million compared to $4.4 million in 2001. In addition to the cash generated from earnings, a further $1.1 million was generated in the 2002 fiscal year from working capital compared to an investment in working capital in 2001 of $2.5 million. Reductions in accounts receivable and utilization of investment tax credits and prepaid expenses were the major sources of cash from working capital in 2002. In the 2001 fiscal year increases in accounts receivable and unutilized investment tax credits were major uses of cash from operations.

Net cash generated from operations in 2002 was $3.0 million compared to $1.9 million in 2001.

In the 2002 fiscal year IRD continued to use the cash generated by the business to retire debt. During the year $2.2 million was paid on the Company's operating lines of credit and $209,206 was used paid on long-term debt. In 2001 a net of $340,678 was used to retire long-term debt and $344,780 was used to reduce short-term loans. At the end of the year a total of no funds were drawn against the Company's total credit lines of $4.7 million. At the end of the year IRD had available a $3.5 million revolving credit facility at its bank and a $1.2 million project financing facility from another lender.

Additions to capital assets in 2002 of $1.9 million included $1.3 million for expansion of the Company's Saskatoon facilities. The balance of expenditures were for routine replacement of service vehicles, computer equipment and network and applications software. The building expansion increases space available for engineering, research and development, and marketing and administration staff to 30,000 square feet from 15,000 square feet. The Company also leases a 15,000 square foot building in Saskatoon for manufacturing.

In order to help finance the building expansion in 2002 the existing mortgage financing was increased by $813,206 to $1.3 million and the term was extended for another five years. IRD generated further funds of $486,440 in 2002 with the exercise of 778,067 employee stock options. During the 2001 fiscal year $125,579 was generated from the exercise of 192,266 employee stock options. In the past two years the number of outstanding employee stock options has decreased from 1.8 million to 919,500.

At the beginning of the 2001 fiscal year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. In 2001 a total of 369,200 shares were repurchased at a cost of $352,130. At the beginning of the 2002 fiscal year new issuer bid for 600,000 shares was approved for a one year term. However as a result of a strengthening stock price and the desire to preserve cash until the building expansion was complete, only 24,100 shares were purchased at a cost of $27,621. These shares have been returned to the treasury of the Company and cancelled.

The working capital of the Company at the end of 2002 increased to $10.7 million compared to $9.1 million at the end of 2001.

Business Risks

International Road Dynamics Inc. operates in the rapidly changing environment of high technology. All companies in this industry are subject to competition and technological advances which can render existing products obsolete or unmarketable. Future operating results will depend upon IRD's ability to research, develop and market its current products and those under development. It faces competition from some companies with greater financial resources and larger marketing organizations.

The majority of IRD's revenues are generated as a result of the desire of transportation agencies around the world to monitor and enforce weight regulations on their roads. While the relative importance of this need makes IRD's market secure in the long run, periodic softness in this market occurs during economic recessions as governments curb spending to minimize deficits. This directly impacts IRD's revenues and profits. IRD addresses this risk by ensuring that it can adjust its business operations quickly to suit market demand and by continuing to diversify its markets and products so that it relies less on government funded projects.

IRD has taken steps to limit its credit risk. Government accounts are considered secure and normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Export sales to non-government customers are insured to the extent of 90 per cent of the invoiced amount.

Outlook

The global Intelligent Transportation Systems business continues to present significant opportunity over the long-term as governments around the world invest in their highway and roadway infrastructure to enhance transportation efficiency and safety. As one of the world's leading providers of weigh-in-motion technologies and related products and systems, IRD is strongly positioned to take advantage of these opportunities. However, the implementation and installation of ITS technologies is largely dependant on government funding, and there can be an extended time between the identification of a potential opportunity, the awarding of an order, and the installation of a system.

As a result of the long life cycle of government funded ITS programs, IRD has diversified its product offering and extended its geographic presence in current and new markets. The Company launched a new line of safety products to capitalize on growing demand by the private and public sector for solutions that enhance highway and roadway safety. Through a strategic partnership, IRD is now offering a line of products for private companies to monitor and evaluate the performance of their drivers while on the road. The Company has also utilized its expertise in the government sector to offer its patented weigh-in-motion technologies to private sector trucking companies and other applications. Finally, by investing in new sales and marketing offices, and through strategic alliances, IRD is building its presence in a number of offshore markets including Europe, South America, Central America and Asia.

Over the short-term, IRD's growth may continue to be impacted by delayed government funding for ITS projects, particularly in the North American market. However, over the long-term, IRD has identified a significant number of projects in which its proprietary technologies and other products and systems can be employed. In addition, the Company's initiatives to extend its presence both geographically and into new private and public sector markets will mitigate the potential short-term impact of delayed government-funded projects.

IRD has established a target of achieving $100 million in sales by the end of fiscal 2005. The Company believes it is on track to achieve its internal growth target of $50 million in sales by the end of fiscal 2005. However, to date it has not identified suitable acquisition opportunities that will generate the balance of the Company's consolidated growth target. While a number of acquisition opportunities have been investigated, management determined that they would not meet its strategic or profitability benchmarks. The Company is continuing to evaluate acquisition opportunities in its markets to generate the balance of its consolidated growth target.

03 MAY -1 AM 7:21

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED November 30, 2002

DATE OF REPORT 03/02/12
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	03/02/12
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Sharon Parker	Sharon Parker	03/02/12
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

Consolidated Financial Statements of

INTERNATIONAL ROAD DYNAMICS INC.

Years ended November 30, 2002 and 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Road Dynamics Inc. as at November 30, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Saskatoon, Canada

January 22, 2003

INTERNATIONAL ROAD DYNAMICS INC.
Consolidated Balance Sheets

November 30, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash	$ 356,101	$ 395,657
Accounts receivable (note 2)	11,421,998	12,376,268
Investment tax credits recoverable	1,689,000	2,114,000
Inventory	2,063,418	1,682,386
Prepaid expenses and deposits	86,371	263,882
	15,616,888	16,832,193
Deferred project costs	153,560	458,766
Capital assets (note 3)	3,775,543	2,424,623
Intangible assets (note 4)	355,390	417,732
	$ 19,901,381	$ 20,133,314
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term loans (note 5)	$ 133,332	$ 2,304,602
Accounts payable and accrued liabilities	2,613,596	2,608,315
Current income taxes payable	25,500	–
Deferred revenue	328,000	497,000
Current portion of long-term debt (note 6)	100,000	200,000
Future income taxes (note 7)	1,698,000	2,129,500
	4,898,428	7,739,417
Deferred revenue	674,679	577,886
Long-term debt (note 6)	1,243,629	539,629
Future income taxes (note 7)	95,000	137,000
Shareholders' equity:		
Share capital (note 8)	11,636,948	11,114,860
Retained earnings	1,352,697	24,522
	12,989,645	11,139,382
	$ 19,901,381	$ 20,133,314

See accompanying notes to consolidated financial statements.

On behalf of the Board:

____________________ Director

____________________ Director

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Earnings and Retained Earnings

Years ended November 30, 2002 and 2001

	2002	2001
Sales	$ 29,042,906	$ 28,394,046
Cost of sales	18,799,549	18,689,171
	10,243,357	9,704,875
Administrative and marketing expenses	6,587,331	5,419,097
	3,656,026	4,285,778
Research and development (note 9)	775,471	906,315
Earnings before other expenses (income)	2,880,555	3,379,463
Other expenses (income):		
Amortization	647,393	553,005
Interest and bank charges	153,632	194,688
Interest on long-term debt	63,548	75,100
Investment tax credits recovered	–	(936,500)
Interest and other income	(71,078)	(112,037)
	793,495	(225,744)
Earnings before provision for income taxes	2,087,060	3,605,207
Provision for income taxes (note 7)		
Current	1,225,500	–
Future (recovery)	(473,500)	1,605,000
	752,000	1,605,000
Net earnings	1,335,060	2,000,207
Retained earnings (deficit), beginning of year	24,522	(1,944,948)
Redemption price of shares in excess of book value	(6,885)	(30,737)
Retained earnings, end of year	$ 1,352,697	$ 24,522
Earnings per share (note 10)		
Basic	$ 0.10	$ 0.16
Diluted	$ 0.10	$ 0.15

See accompanying notes to consolidated financial statements.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Statement of Cash Flows

Years ended November 30, 2002 and 2001

	2002	2001
Cash flows from (used in):		
Operations:		
Net earnings:	$ 1,335,060	$ 2,000,207
Items not involving cash:		
Amortization of capital and intangible assets	647,393	553,005
Amortization of deferred project costs	305,206	174,882
Common shares issued for expenses (note 8)	56,384	101,008
Provision for future income taxes	(473,500)	1,605,000
Change in non-cash working capital:		
Accounts receivable	954,270	(875,782)
Investment tax credits recoverable	425,000	(1,231,500)
Inventory	(381,032)	(297,528)
Prepaid expenses and deposits	177,511	7,538
Accounts payable and accrued liabilities	5,281	(396,438)
Current income taxes payable	25,500	–
Deferred revenue	(72,207)	291,684
	3,004,866	1,932,076
Financing:		
Short-term loans	(2,171,270)	(344,780)
Increase in long-term debt	813,206	26,866
Repayment of long-term debt	(209,206)	(367,544)
Common shares issued	486,440	125,579
Repurchase of share capital	(27,621)	(352,130)
	(1,108,451)	(912,009)
Investing:		
Additions to capital assets	(1,924,195)	(743,525)
Additions to intangible assets	(11,776)	(18,923)
	(1,935,971)	(762,448)
Increase (decrease) in cash	(39,556)	257,619
Cash, beginning of year	395,657	138,038
Cash, end of year	$ 356,101	$ 395,657
Supplemental cash flow disclosure:		
Interest paid	$ 214,791	$ 276,695

See accompanying notes to consolidated financial statements.

1. ***Significant accounting policies:***

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

(a) Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiary, Michigan Road Dynamics, Inc. All significant inter-company accounts and transactions have been eliminated.

(b) Cash:

Cash consists of balances with financial institutions which have an original term to maturity of three months or less.

(c) Revenue recognition:

Revenue from contract projects is recorded on the percentage of completion basis.

The Company makes estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

Revenue which relates to service obligations extending beyond one year is deferred and recorded as a liability on the balance sheet. This revenue is recognized in the period during which the service is provided.

(c) Inventory:

Inventory is valued at the lower of cost and net realizable value.

(d) Deferred project costs:

Deferred project costs represent costs incurred for which the revenue will be earned in future years. The costs have been recorded as deferred project costs on the balance sheet and will be recorded as cost of sales on the statement of earnings in the year the related revenue is earned.

(e) Amortization:

Amortization is computed over the expected useful lives of the assets at 5% on building, 20% and 25% on office equipment and manufacturing equipment respectively, 30% on automotive and computer equipment and 100% on computer software based on the declining balance method. In the year of acquisition one-half of the normal rate is taken on net additions.

1. Significant accounting policies - continued:

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated using the approximate rate of exchange on the date of the transactions. The resulting gains or losses are included in the statements of earnings.

(g) Intangible assets:

Intangible assets are amortized on a straight-line basis over a period of ten to fifteen years based on the expected future lives of the assets. A half year amortization is taken for additions in the first half of the year and additions in the second half of the year are not amortized until the following year.

The carrying value of intangible assets is periodically assessed by management and if management determines that the carrying value can not be recovered from future cash flows the unrecoverable amount is written off against current earnings.

(h) Research and development costs:

The Company expenses research and development costs during the year in which they are incurred. Research and development tax credits are recognized in earnings when the Company has reasonable assurance that they will be utilized.

(i) Warranty costs:

The Company provides for future warranty costs based on management's estimate of future warranty liabilities. These estimates are subjective and actual warranty costs may vary from amounts estimated. Actual costs incurred are charged against the provision for future warranty costs.

(j) Future income taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k) Stock based compensation:

The Company has a stock based compensation plan, which is described in note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital.

1. Significant accounting policies - continued:

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed using the treasury stock method, which is similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised at the beginning of the year and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Accounts receivable:

	2002	2001
Trade receivables	$ 9,145,097	$ 5,816,198
Unbilled revenue	2,100,535	6,283,757
Other	176,366	276,313
	$ 11,421,998	$ 12,376,268

Unbilled revenue represents the excess of contract costs and estimated gross profits recognized over billings to date.

3. Capital assets:

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 275,000	$	$ 275,000	$ 275,000
Buildings	2,472,897	237,533	2,235,364	1,046,326
Office equipment	715,997	397,227	318,770	196,841
Automotive	1,105,605	636,847	468,758	459,082
Computer equipment	888,825	568,838	319,987	305,335
Computer software	469,411	397,322	72,089	46,355
Manufacturing equipment	250,012	164,437	85,575	95,684
	$ 6,177,747	$ 2,402,204	$ 3,775,543	$ 2,424,623

4. Intangible assets:

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 660,733	$ 411,682	$ 248,226	$ 309,375
Patent costs	209,702	103,363	106,339	108,357
	$ 870,435	$ 515,045	$ 355,390	$ 417,732

5. Short-term loans:

	2002	2001
Bank credit facility. Authorized to a maximum of $3.5 million with interest at bank prime plus 1% and secured by a general security agreement on all the assets of the Company.	$ –	$ 1,984,433
Bank term loan repayable in monthly installments of $16,667 plus interest at bank prime plus 1.25% and secured by a general security agreement on all the assets of the Company.	133,332	–
Bank term loan repayable in monthly installments of $62,500 plus interest at bank prime plus 1.1% and secured by a general security agreement on all the assets of the Company.	–	62,500
Revolving project financing. Authorized to a maximum of $1.2 million with interest at bank prime plus 3% and secured by a first charge on certain accounts receivable and certain unbilled revenue and a second charge on all remaining assets of the Company.	–	257,669
	$ 133,332	$ 2,304,602

6. Long-term debt:

	2002	2001
Royal Bank mortgage:		
Mortgage repayable in monthly installments of $11,381 including interest at a fixed rate of 6.733%. Secured by first charge on the building and a general security agreement. Due August 1, 2007.	$ 1,282,285	$ –
Mortgage repayable in monthly installments of $5,461 including interest at a fixed rate of 7.31%. Secured by first charge on the building.	–	501,797
Royal Bank computer loan:		
Term loan repayable in monthly installments of $4,025 including interest at bank prime. Secured by a general security agreement.	–	31,430
Saskatchewan Opportunities Corporation:		
Term loan repayable in monthly installments of $8,333 plus interest at a fixed rate of 9.75%. Secured by a general security agreement. Due February 1, 2003.	25,664	128,732
Ford Credit:		
Loans repayable in 35 monthly installments of $1,880 including interest at a fixed rate of 3.9%. Secured by specific charge on certain automotive equipment.	26,555	55,557
Chrysler Financial Company LLC:		
Loans repayable in 60 monthly installments of $800 including interest at a fixed rate of 10%. Secured by specific charge on certain automotive equipment.	9,125	22,113
	1,343,629	739,629
Less current portion	100,000	200,000
	$ 1,243,629	$ 539,629

6. Long-term debt - continued:

The following represents the expected aggregate principal payments over the next five years:

2003	$ 100,000
2004	65,200
2005	62,700
2006	63,300
2007	1,052,429
	$ 1,343,629

7. Income taxes:

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 43% (2001 - 45%) to pretax earnings as a result of the following:

	2002	2001
Net earnings before provision for income taxes	$ 2,087,060	$ 3,605,207
Computed "expected" tax expense	897,000	1,622,000
Increase (reduction) in income taxes resulting from:		
Non-deductible expenses	175,000	102,000
Manufacturing and processing profits deduction	(155,000)	(50,000)
Large corporations tax	13,000	–
Reduction due to corporate tax rate changes	(178,000)	(69,000)
	$ 752,000	$ 1,605,000

7. Income taxes - continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2002	2001
Future income tax assets:		
Current:		
Share issue costs	$ –	$ 3,200
Unclaimed research and development–		1,533,300
	–	1,536,500
Non-current capital loss carryforwards	102,000	152,500
Less valuation allowance	(102,000)	(152,500)
	–	–
	–	1,536,500
Future income tax liabilities:		
Current:		
Unbilled revenues	(885,000)	(2,744,000)
Investment tax credits	(748,000)	(922,000)
Deferred project costs	(65,000)	–
	(1,698,000)	(3,666,000)
Non-current capital and intangible assets	(95,000)	(137,000)
	(1,793,000)	(3,803,000)
Net future income tax liability	$ (1,793,000)	$ (2,266,500)

At November 30, 2002 the Company has $470,000 of allowable capital losses available to reduce taxes on future capital gains.

At November 30, 2002 the Company has recognized investment tax credits of $1,689,000 as a result of its research and development activities. The Company has recognized $775,000 of these tax credits in the current year (2001 - $1,231,500).

8. Share capital:

(a) Authorized and issued capital:

	2002	2001
Common voting shares. Authorized an unlimited number of shares, issued 13,657,796 shares (12,861,646 shares issued at November 30, 2001)	$ 11,636,948	$ 11,114,860

(b) Share transactions:

The Company had the following common share transactions during the 2002 and 2001 fiscal years:

	Number of shares	$ Amount
Balance, November 30, 2000	12,938,218	$ 11,209,666
Shares issued in exchange for expenses	100,362	101,008
Shares issued for employee stock options exercised	192,266	125,579
Shares repurchased and returned to treasury	(369,200)	(321,393)
Balance, November 30, 2001	12,861,646	$ 11,114,860
Shares issued in exchange for expenses	42,183	56,384
Shares issued for employee stock options exercised	778,067	486,440
Shares repurchased and returned to treasury	(24,100)	(20,736)
Balance, November 30, 2002	13,657,796	$ 11,636,948

8. Share capital - continued:

(c) Options:

Under the terms of a stock option plan approved by the shareholders in May, 1997 and amended in 1998, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. At November 30, 2002, 1,569,332 (2001 – 1,596,832) options remain available to be granted. Stock options become exercisable at dates determined by the Compensation Committee of the Board of Directors.

At November 30, 2002, the following stock options to directors, officers, employees and others were outstanding:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at November 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2002	Weighted-Average Exercise Price
$ 0.60 – 1.00	199,000	0.86	$0.85	199,000	$0.85
$ 1.01 – 1.50	378,500	1.52	$1.22	280,167	$1.19
$ 1.51 – 1.60	342,000	2.04	$1.56	138,667	$1.56
	919,500			617,834	

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable	Weighted Average Exercise Price
Outstanding, November 30, 2000	1,799,000	$ 1.22
Options granted	489,000	1.05
Options exercised	(192,266)	0.65
Options expired and cancelled	(325,667)	2.03
Outstanding, November 30, 2001	1,770,067	1.08
Options granted	459,000	1.51
Options exercised	(778,067)	0.63
Options expired and cancelled	(531,500)	1.87
Outstanding, November 30, 2002	919,500	1.27

Outstanding options expire between March 20, 2003 and November 30, 2005.

8. Share capital - continued:

(d) Shareholders' rights plan:

The Company adopted a Shareholder Rights Plan (the "Plan"), which was approved by the shareholders at its annual meeting held on April 23, 1998. The Plan was established to deter coercive take-over tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Plan provides the Board of Directors and the shareholders of the Company with more time to fully consider any unsolicited takeover bid for the Company, and more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, the Company will distribute one right in respect of each common share. The rights become exercisable eight trading days after the first public announcement of the acquisition of 20% of the common shares of the Company by any person or the announcement of a person's intention to commence a take-over bid, other than a "permitted bid" which would result in such person acquiring 20% of the Company's common shares. Each right has an exercise price of $20 and may be exercised to purchase that number of common shares of the Company which would have a market value equal to two times the exercise price of the rights.

The requirements of a "permitted bid" include the following:

- the bid must be made by take-over bid circular to all holders of the Company's common shares;
- the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;
- the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and
- if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

The Plan had an initial term of three years. The Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years. At the Company's annual meeting held on May 16, 2001, the shareholders approved the extension of the Plan for a further three years. The extended Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the extended Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years.

8. Share capital - shareholders' rights plan - continued:

(e) Normal Course Issuer Bid:

On November 23, 2001, the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 1, 2001 to November 30, 2002 for the purchase and cancellation of up to 600,000 common shares, representing 4.7% of the shares then outstanding. During the year, 24,100 shares were repurchased under this program at a cost of $27,621. The excess of the repurchase cost of these shares over their average book value was charged to retained earnings.

On November 23, 2002 the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 2, 2002 to December 1, 2003 for the purchase and cancellation of up to 600,000 common shares, representing 4.48% of the shares then outstanding.

9. Research and development:

	2002	2001
Research and development expenditures	$ 1,552,568	$ 1,201,315
Less grants and investment tax credits	777,097	295,000
	$ 775,471	$ 906,315

10. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2002	2001
Net earnings	$ 1,335,060	$ 2,000,207
Weighted average number of common shares outstanding:		
Basic	13,178,740	12,778,775
Effect of stock options	432,339	428,340
Diluted	13,611,079	13,207,115
Earnings per share:		
Basic	$ 0.10	$ 0.16
Diluted	$ 0.10	$ 0.15

Share options to purchase 382,000 common shares at $1.45 to $1.60 per share were outstanding in 2002 (2001 – 669,000 common shares at $1.18 to $2.75 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

11. Financial instruments:

(a) Foreign currency exchange risk:

The Company contracts the majority of sales in U.S. dollars. In order to manage exposure related to Canada/U.S. exchange rates, the Company from time to time enters into forward foreign exchange contracts. At November 30, 2002 and at November 30, 2001, the Company had no open forward foreign exchange contracts.

(b) Credit risk:

Accounts receivable include amounts due from customers in both the government and private industry sectors which are subject to normal industry credit risks. Government accounts are considered secure and are normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Additionally, export sales to non-government customers are insured to the extent of 90% of the invoiced amount. The cost of this insurance is included in the statement of earnings.

(c) Fair value of financial assets and liabilities:

The carrying amounts of the Company's financial assets and liabilities including cash, accounts receivable, accounts payable and accrued liabilities and current income taxes payable, approximate fair value due to the short-term maturity of these items.

The fair value of the short-term loans and long-term debt approximates the carrying amounts due to recent negotiations or variable rates based on prime.

12. Segmented information:

The Company operates in one industry segment, the Intelligent Transportation Systems industry, which involves the engineering, software development, manufacturing and integration of products and systems to highway departments and industry to improve the efficiency of traffic flows.

The Company had sales in the following geographic areas:

	2002	2001
Canada	$ 2,186,130	$ 1,118,675
United States	22,900,384	25,921,804
Overseas	3,956,392	1,353,567
	$ 29,042,906	$ 28,394,046

13. New accounting pronouncements:

(a) Stock-based compensation:

Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services. The standard sets out a fair value based method of accounting, which is required for certain, but not all, stock-based transactions including awards granted to non-employees. For all other types of awards the enterprise may elect not to apply the fair value based method as a matter of policy. Management will review the impact of the transitional provisions of Section 3870 for purposes of applying this Section effective December 1, 2002 to its share option plan.

(b) Hedging relationships:

Effective December 1, 2003, the Company will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships, that establishes new criteria for hedging relationships in effect on or after December 1, 2003. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company does not believe that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

(c) Impairment of long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, Impairment of Long-Lived Assets. Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standard, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value.

The new accounting recommendations contained in Handbook section 3063 are required to be applied for fiscal years beginning on or after April 1, 2003. The Company does not believe that the adoption of these recommendations will have a material impact on its consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost of Goods Sold	
Materials	$ 8,268,551
Labour	4,558,237
Subcontract	2,989,331
Travel	1,845,714
Freight And Customs	799,865
Royalties	11,944
Bonding Prems & Other Expenses	20,701
Amortized Project Costs	305,206

	18,799,549

Administrative and Marketing Expenses

Salaries And Benefits	$ 2,509,195
Travel	696,644
Telephone And Utilities	558,039
Advertising and Promotion	440,407
Medical Insurance	330,334
General Office	356,263
Rent And Maintenance	256,704
Insurance	280,605
Public Co. Relations & Fees	134,319
Professional Fees	242,670
Directors Fees And Travel	89,734
Agents Commissions	263,810
Training And Quality Assurance	80,400
Warranty	348,207
	6,587,331

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

Common shares issued:

To directors for fees:

Date	Shares	Price	Proceeds
September 12, 2002	9.087	$1.35	$ 12,245

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
September 10, 2002	12,000	$0.60	$7,200.00
September 19, 2002	23,100	$0.60	$13,860.00
September 19, 2002	15,000	$0.60	$9,000.00
October 25, 2002	500	$0.60	$300.00
October 25, 2002	1,000	$0.60	$600.00
November 4, 2002	2,000	$0.60	$1,200.00
November 4, 2002	4,000	$0.60	$2,400.00
November 4, 2002	4,000	$0.60	$2,400.00
November 7, 2002	6,000	$0.60	$3,600.00
November 7, 2002	4,000	$0.60	$2,400.00
November 7, 2002	4,000	$0.60	$2,400.00

November 7, 2002	6,000	$0.60	$3,600.00
November 14, 2002	4,000	$0.60	$2,400.00
November 14, 2002	1,000	$0.60	$600.00
November 14, 2002	15,000	$0.60	$9,000.00
November 19, 2002	1,000	$0.60	$600.00
November 19, 2002	15,000	$0.60	$9,000.00
November 19, 2002	5,000	$0.60	$3,000.00
November 19, 2002	50,000	$0.60	$30,000.00
November 22, 2002	19,500	$0.60	$11,700.00
November 22, 2002	2,000	$0.60	$1,200.00
November 22, 2002	4,000	$0.60	$2,400.00
November 22, 2002	500	$0.60	$300.00
November 22, 2002	15,000	$0.60	$9,000.00
November 22, 2002	3,000	$0.60	$1,800.00
November 26, 2002	3,000	$0.60	$1,800.00
November 26, 2002	25,000	$0.60	$15,000.00
November 26, 2002	50,000	$0.60	$30,000.00
November 26, 2002	1,000	$0.60	$600.00
November 27, 2002	40,000	$0.60	$24,000.00
November 27, 2002	15,000	$0.60	$9,000.00
November 27, 2002	1,000	$0.60	$600.00
November 27, 2002	500	$0.60	$300.00
November 28, 2002	1,000	$0.60	$600.00
November 28, 2002	1,000	$0.60	$600.00
November 28, 2002	1,000	$0.60	$600.00
November 28, 2002	10,000	$0.60	$6,000.00
November 28, 2002	5,000	$0.60	$3,000.00
November 28, 2002	4,000	$0.60	$2,400.00

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
November 1, 2002	Ken Meyhew	10,000	$1.16	November 30, 2005

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,657,796 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date

20,000	$0.60	November 30, 2003
8,000	$0.75	November 30, 2003
40,000	$0.76	March 20, 2003
116,000	$0.91	November 30, 2003
15,000	$1.00	November 30, 2003
90,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
10,000	$1.16	November 30, 2005
159,000	$1.18	February 28, 2004
100,000	$1.25	November 30, 2002
62,500	$1.36	November 30, 2004
40,000	$1.45	June 30, 2005
322,000	$1.56	November 30, 2004
20,000	$1.60	June 30, 2005

(d) as at November 30, 2002 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Jim Aronitz	Harvey Alton
Ray Harris	Mike Walton

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results

International Road Dynamics Inc. recorded revenues of $29,042,906 in 2002, compared to $28,394,046 in revenues in 2001. Net operating earnings were $2,880,555 before interest, amortization, other income, and taxes. Earnings after including these items were $1,335,060 or $0.10 per share, basic and diluted, in 2002. In 2001 the operating earnings were $3,379,463 before interest, amortization, other income and taxes, and net income was $2,000,207 or $0.16 per share ($0.15 diluted).

The impact of a weaker economy in 2002, particularly in the United States, was reflected in IRD's sales mix of products and services. Large scale projects, of which weigh stations often form a component, were subject to delays in 2002 and as a result revenues from that market sector were down by almost 30% compared to 2002. However revenues from existing and new service contracts increased in 2002, as did revenues from data collection systems and products, toll road systems and safety systems. This resulted in increased sales of IRD's proprietary products in 2002 and larger revenues from service work. Resale of OEM products and subcontracted construction work, which is a component of IRD's integrated weigh station systems and which is typically passed through at low margins, declined in 2002 by over 30% and comprised 19% of total sales in 2002 compared to 28% in 2001. This product mix change helped increase overall corporate gross margin from 34.2% in 2001 to 35.3% in 2002.

Following is a breakdown of the Company's sales for the past four years by geographic segment:

	2002	2001	2000	1999
	(000's)			

Canada	2,186	1,119	1,426	1,445
United States	22,900	25,922	23,005	14,242
Offshore	3,957	1,353	2,052	3,284
	29,043	28,394	26,483	18,971

Although most of the Company's revenues are derived from export markets, the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

The weaker economies in 2002 were most noticed in the U.S. market and resulted in a 12% drop in sales into that market. However, sales in Canada increased to $2.2 million in 2002 as a result of orders for new automated weigh stations in New Brunswick and British Columbia. Offshore sales increased to almost $4 million. One half of the offshore sales were into Colombia as IRD continues to be a primary toll systems provider in that country. IRD's weigh-in-motion system was introduced into Mexico in 2002 in an ocean port control application. Our recently established liaison office in India generated over $800,000 in revenues from the southeast Asia market in 2002.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by $1,168,234 in 2002; to $6,587,331, or 22.7% of sales from $5,419,097 or 19.1% of sales in 2001. Several factors lead to this increase in costs. Staff was increased in both the marketing and administration departments in 2001 and 2002. On the marketing side these increases were the result of our investment in new opportunities with the expansion of our offering to include construction safety zone and driver management systems. In response to increased opportunities for our systems in offshore markets, we also increased our investment in our international sales efforts. Sales commission expense also increased in 2002 as a result of increased offshore sales and the introduction of the new driver management system product which is primarily marketed by an outside commission based sales network.

On the administration side, staff were hired in 2001 and 2002 to improve the administration of network systems, quality systems and accounting systems. This is necessary to support the Company's expanding operations and offerings. Other notable increases in overhead in 2002 include insurance premiums as a result of added assets and liability exposure combined with general market premium rate increases; and telephone and utility costs related to the building addition. Overhead expenses have been and will continue to be monitored closely to ensure that they are appropriate in capturing the opportunities available to IRD and they are in line with the operating size of the Company.

Net expenditures on research and development were $775,471 in 2002 compared to $906,315 net expenditures in 2001. These amounts are net of recorded investment tax credits of $775,000 in 2002 compared to $295,000 in 2001. Gross expenditures on research and development in 2002 were $1,550,471 which is a 29% increase over expenditures in 2001. In 2002 the Company continued product and system development programs aimed at lowering system production and installation costs. New initiatives in 2002 included an integrated driver management system utilizing the Siemens VDO in vehicle on board computer and multiple data extraction solutions; and new work zone advisory systems that provide travel information and even vary work zone speeds based upon traffic conditions.

The increase in recorded investment tax credits earned in 2002 is a result of an increase in the recovery rate for both 2001 and 2002.

Amortization

Amortization charges in 2002 were $647,393 compared to $553,005 in 2001. Larger additions than normal to software purchases in both 2001 and 2002, which are written off over two years, as well as amortization on the building addition this year, is the reason for the increase in 2002 amortization expense.

Interest Expenses

Interest charges decreased in 2002 to $217,180 from $269,788 in 2001 as the Company continued to decrease use of its bank credit facilities in the 2002 fiscal year. In the third quarter of 2002 the mortgage on the Company's head office was increased to finance part of the building expansion. This increased long-term debt interest charges in the fourth quarter and will result in higher long-term debt interest charges in the 2003 fiscal year.

Income Taxes

As a result of general income tax rate reductions in 2002 and an increase in operations qualifying for manufacturing rate reductions, the Company reduced its provision for future income taxes by $473,500 in 2002. This resulted in an income tax provision in 2002 of $752,000 compared to $1,605,000 in the 2001 fiscal year.

Going forward, the Company has booked estimated future tax liabilities at a rate of 42%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2002 before reflecting changes in other working capital accounts was $1.9 million compared to $4.4 million in 2001. In addition to the cash generated from earnings, a further $1.1 million was generated in the 2002 fiscal year from working capital compared to an investment in working capital in 2001 of $2.5 million. Reductions in accounts receivable and utilization of investment tax credits and prepaid expenses were the major sources of cash from working capital in 2002. In the 2001 fiscal year increases in accounts receivable and unutilized investment tax credits were major uses of cash from operations.

Net cash generated from operations in 2002 was $3.0 million compared to $1.9 million in 2001.

In the 2002 fiscal year IRD continued to use the cash generated by the business to retire debt. During the year $2.2 million was paid on the Company's operating lines of credit and $209,206 was used paid on long-term debt. In 2001 a net of $340,678 was used to retire long-term debt and $344,780 was used to reduce short-term loans. At the end of the year a total of no funds were drawn against the Company's total credit lines of $4.7 million. At the end of the year IRD had available a $3.5 million revolving credit facility at its bank and a $1.2 million project financing facility from another lender.

Additions to capital assets in 2002 of $1.9 million included $1.3 million for expansion of the Company's Saskatoon facilities. The balance of expenditures were for routine replacement of service vehicles, computer equipment and network and applications software. The building expansion increases space available for engineering, research and development, and marketing and administration staff to 30,000 square feet from 15,000 square feet. The Company also leases a 15,000 square foot building in Saskatoon for manufacturing.

In order to help finance the building expansion in 2002 the existing mortgage financing was increased by $813,206 to $1.3 million and the term was extended for another five years. IRD generated further funds of $486,440 in 2002 with the exercise of 778,067 employee stock options. During the 2001 fiscal year $125,579 was generated from the exercise of 192,266 employee stock options. In the past two years the number of outstanding employee stock options has decreased from 1.8 million to 919,500.

At the beginning of the 2001 fiscal year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. In 2001 a total of 369,200 shares were repurchased at a cost of $352,130. At the beginning of the 2002 fiscal year new issuer bid for 600,000 shares was approved for a one year term. However as a result of a strengthening stock price and the desire to preserve cash until the building expansion was complete, only 24,100 shares were purchased at a cost of $27,621. These shares have been returned to the treasury of the Company and cancelled.

The working capital of the Company at the end of 2002 increased to $10.7 million compared to $9.1 million at the end of 2001.

Outlook

The global Intelligent Transportation Systems business continues to present significant opportunity over the long-term as governments around the world invest in their highway and roadway infrastructure to enhance transportation efficiency and safety. As one of the world's leading providers of weigh-in-motion technologies and related products and systems, IRD is strongly positioned to take advantage of these opportunities. However, the implementation and installation of ITS technologies is largely dependant on government funding, and there can be an extended time between the identification of a potential opportunity, the awarding of an order, and the installation of a system.

As a result of the long life cycle of government funded ITS programs, IRD has diversified its product offering and extended its geographic presence in current and new markets. The Company launched a new line of safety products to capitalize on growing demand by the private and public sector for solutions that enhance highway and roadway safety. Through a strategic partnership, IRD is now offering a line of products for private companies to monitor and evaluate the performance of their drivers while on the road. The Company has also utilized its expertise in the government sector to offer its patented weigh-in-motion technologies to private sector trucking companies and other applications. Finally, by investing in new sales and marketing offices, and through strategic alliances, IRD is building its presence in a number of offshore markets including Europe, South America, Central America and Asia.

Over the short-term, IRD's growth may continue to be impacted by delayed government funding for ITS projects, particularly in the North American market. However, over the long-term, IRD has identified a significant number of projects in which its proprietary technologies and other products and systems can be employed. In addition, the Company's initiatives to extend its presence both geographically and into new private and public sector markets will mitigate the potential short-term impact of delayed government-funded projects.

IRD has established a target of achieving $100 million in sales by the end of fiscal 2005. The Company believes it is on track to achieve its internal growth target of $50 million in sales by the end of fiscal 2005. However, to date it has not identified suitable acquisition opportunities that will generate the balance of the Company's consolidated growth target. While a number of acquisition opportunities have been investigated, management determined that they would not meet its strategic or profitability benchmarks. The Company is continuing to evaluate acquisition opportunities in its markets to generate the balance of its consolidated growth target.